Filed Pursuant to Rule 424(b)(5)

Registration No. 333-111464

PROSPECTUS SUPPLEMENT

(To Prospectus dated January 9, 2004)

7,740,739 Shares

Common Stock

We are offering up to 7,740,739 shares of our common stock. In connection with this offering, we will pay fees to the placement agent. See “Plan of Distribution” beginning on page S-16 of this prospectus supplement for more information regarding these arrangements.

Our common stock is quoted on the Nasdaq National Market under the symbol “GTCB.” On January 21, 2005, the last reported sales price of our common stock on the Nasdaq National Market was $1.56 per share.

Our business and an investment in our common stock involves significant risks. These risks are described under the caption “ Risk Factors” beginning on page S-4 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and/or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Maximum Offering
Public offering price	$1.350	$10,449,998
Placement agent’s fee	$0.081	$627,000
Proceeds, before expenses, to us	$1.269	$9,822,998

We estimate the total expenses of this offering, excluding the placement agent’s fee, will be approximately $90,000. The placement agent is not required to sell any specific number or dollar amount of the shares of common stock offered by this offering, but will use its best efforts to sell the shares of common stock offered. The offering will end on or prior to January 27, 2005. Pursuant to an escrow agreement between us, the placement agent and an escrow agent, a portion of the funds received in payment for the shares sold in this offering will be wired to an interest bearing escrow account and held until we and the placement agent notify the escrow agent that the offering has closed and indicating the date on which the shares are to be delivered to the purchasers and the proceeds are to be delivered to us. Because there is no minimum offering amount required as a condition to closing in this offering, the actual public offering amount, placement agent’s fee and net proceeds to us, if any, in this offering are not presently determinable and may be substantially less than the maximum offering amounts set forth above.

SG Cowen & Co.

January 21, 2005

The purpose of this prospectus supplement is to provide supplemental information regarding GTC Biotherapeutics, Inc. in connection with this offering. You should read this prospectus supplement, along with the accompanying base prospectus, carefully before you invest. Both documents contain important information you should consider when making your investment decision. This prospectus supplement adds, updates and changes information contained in the accompanying base prospectus.

You should rely only on information contained or incorporated by reference in this prospectus supplement and the accompanying base prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus supplement or the accompanying base prospectus. We are offering the common stock only in jurisdictions where such offers are permitted. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying base prospectus are part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission, or SEC. Each time we sell our common stock under the accompanying base prospectus we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the price, the amount of common stock being offered and the plan of distribution. The shelf registration was declared effective by the SEC on January 9, 2004. This prospectus supplement describes the specific details regarding this offering, including the price, the amount of common stock being offered, the risks of investing in our common stock and the placement arrangements. The accompanying base prospectus provides general information about us, some of which, such as the section entitled “Plan of Distribution,” may not apply to this offering.

If information in this prospectus supplement is inconsistent with the accompanying base prospectus or the information incorporated by reference, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying base prospectus together with the additional information about GTC Biotherapeutics, Inc. to which we refer you in the section of this prospectus supplement entitled “Where You Can Find More Information.”

The following summary does not contain all the information about GTC Biotherapeutics, Inc. that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference and are considered to be a part of this prospectus supplement.

GTC Biotherapeutics, Inc.

We are a leader in the development, production and commercialization of human therapeutic proteins in the milk of animals. Using a process known as transgenics, we insert protein-specific DNA into an animal to enable it to produce that specific protein in its milk. The protein is then purified from the milk to obtain the therapeutic product, which is typically administered by injection.

We currently have five internal programs in active development. These programs are the recombinant human antithrombin program, which will be sold under the brand name ATryn® once regulatory approval is obtained, a recombinant human alpha 1 antitrypsin program, the recombinant human albumin program, known as rhA, a malaria vaccine program using one of the malaria parasite’s surface proteins known as MSP-1 as an antigen and an antibody to CD-137 licensed from the Mayo Clinic. Four of these programs involve proteins that are difficult to express with conventional production methods. ATryn® is the first of a series of human plasma proteins that we are developing as recombinant products. In January 2004, we submitted a Marketing Authorization Application, or MAA, to the European Medicines Agency, or EMEA, for approval to market ATryn® in Europe for the hereditary deficiency indication. The application was accepted for review by the EMEA, and in December 2004 we submitted responses to the consolidated list of questions generated by the EMEA as part of its review. Subject to the satisfactory approval of the MAA, we plan for a European market launch of ATryn® in the third quarter of 2005. We seek partners for our internal programs to provide a source of funding for these programs as well as to augment our clinical or marketing expertise.

Our external programs use our intellectual property and technology platform to develop transgenic production of a partner’s proprietary protein. External programs generate current revenue through research funding, achievement of milestones and production of product. These programs provide us the opportunity for long-term product revenues as a result of serving as the clinical and commercial manufacturing partner for the program product. This business has the potential to generate positive cash flow and eventually profits, helping support the continued development of our internal programs and technology platform.

In our portfolio of external programs, the most advanced is the program with Merrimack Pharmaceuticals, Inc. for production and purification of Merrimack’s MM-093 (formerly named ABI.001), a recombinant human alpha-fetoprotein, or rhAFP. We have been producing MM-093 transgenically for use in

Merrimack’s ongoing human clinical studies. The rhAFP protein has been difficult to express in traditional recombinant protein production systems. We are also working with Centocor, Inc. to develop transgenic protein production for an undisclosed protein. We have supplied product for preclinical evaluation in this program. Four of the other programs in the external portfolio, two with Abbott Laboratories and two with Bristol-Myers Squibb, have concluded with the successful completion of founder status, namely the development of a transgenic animal capable of starting a production herd for a therapeutic protein. No further work will be undertaken in these programs unless the respective partner chooses to pursue transgenic production for preclinical or clinical testing.

Our principal executive offices are located at 175 Crossing Boulevard, Framingham, Massachusetts 01702, and our telephone number is (508) 620-9700.

The Offering

Common stock offered by GTC Biotherapeutics, Inc.	7,740,739 shares
Common stock to be outstanding after this offering	46,577,320 shares
Use of proceeds	For general corporate purposes, including support of GTC’s product development and clinical programs.
Nasdaq National Market Symbol	GTCB

The number of shares of common stock to be outstanding after this offering is based on 38,836,581 shares outstanding on January 19, 2005. It excludes:

•	4,022,348 shares of common stock issuable upon exercise of options outstanding as of January 19, 2005 of which approximately 2,570,730 shares are exercisable, under our 1993 Equity Incentive Plan and 2002 Equity Incentive Plan at a weighted average exercise price of $6.4601 per share;

•	2,340,700 shares of common stock available for future grant under our stock option plans;

•	512,138 shares of common stock available for sale under our 2003 Employee Stock Purchase Plan; and

•	1,499,333 warrants to purchase shares of common stock that are outstanding on January 19, 2005, all of which are exercisable.

RISK FACTORS

This offering involves a high degree of risk. Before you invest in our common stock, you should carefully read and consider the risk factors described below in this section and the risks described in the documents incorporated by reference in this prospectus supplement and in the accompanying base prospectus. The risks set forth below in this prospectus supplement replace and supersede in their entirety the “Risk Factors” beginning on page 3 of the accompanying base prospectus. If any of these risks actually occur, our business, operating results or financial condition would likely be harmed. This could cause the trading price of our stock to decline, and you could lose all or part of your investment.

Risks Related to Our Business

We expect to incur future operating losses and may never become profitable.

We have had operating losses since our inception, and we expect losses to continue for the next several years. From our inception in 1993 to October 3, 2004, we have incurred cumulative losses of approximately $172 million. Our net losses for fiscal years ended 2002 and 2003 and the nine months ended October 3, 2004 have been $24.3 million, $29.5 million, and $22 million, respectively. These losses have resulted principally from the costs of our research and development activities and losses from our discontinued operations. We expect to continue incurring significant operating losses for at least the next several years as we incur increased costs and expenses associated with clinical trials and submissions for regulatory approvals. We may never receive material revenues from product sales or become profitable.

We depend on collaboration agreements for our current revenue.

Our revenues and business strategy depend largely on our entering into additional development and marketing agreements with third parties, even in the case of development programs for our own therapeutic compounds. We may not be able to establish these agreements on commercially acceptable terms, if at all, depending on the market position of our technology. The willingness of potential collaborators to enter into agreements with us depends on factors such as the perceived technological or economic advantages of transgenic production and our ability to structure a mutually acceptable collaboration arrangement. In the case of our own programs for development of proteins proprietary to us, known as internal programs, the attractiveness of the program’s commercial potential or other advantages the program offers the partner will also affect our ability to obtain collaborators. Even if we enter into development agreements, the collaborations may ultimately be unsuccessful, our partners could terminate the agreements or the agreements could expire before meaningful developmental milestones are reached. The failure of any significant number of these collaborations could have a material adverse effect on our business.

The majority of our collaborations have been external programs that involve proteins proprietary to our partners. Much of the revenue that we may receive under these collaborations will depend upon our partners’ willingness and ability to successfully develop and commercially introduce, market and sell the version of the collaborator’s product derived from our transgenic production systems in goats and other mammals. Our partners may develop competitive production technologies or competitive products outside of their collaborations with us, which could have a material adverse effect on our business.

To date, the scope of our external collaboration agreements have generally been limited to transgenically producing quantities of targeted proteins. These initial development projects may not successfully produce the desired protein quantities or lead to collaboration agreements to commercially produce any proteins. The success of any collaboration ultimately will be dependent upon our collaborator deciding to seek regulatory approval and to market our transgenically produced version of their product or to invest in a transgenic product that we have developed. Depending upon the terms of any future collaborations, our role in the collaboration will often be limited to the production aspects of the proteins. As a result, we may also be dependent on collaborators for other aspects of the development of any transgenic product, including preclinical and clinical testing and regulatory approval, and marketing and distribution of any transgenic product.

We face uncertainty in raising additional funds for our operations.

In order to develop and bring our transgenic products to market, we and our collaboration partners must commit substantial resources to costly and time-consuming research, preclinical testing and clinical trials. As of October 3, 2004, we had $9.2 million in cash and cash equivalents and $20.6 million in marketable securities, which were offset in part by our $16.9 million in current liabilities. With the anticipated proceeds from this offering, we expect our current cash resources and partnering revenue opportunities will be sufficient to fund operations into 2006. Our projected revenue and cash use depends upon attracting additional partnering revenues from existing and additional collaborations for both external programs and marketing and distribution collaborations. If we do not substantially achieve our revenue projections, we could be forced to delay, scale back or eliminate one or more of our research and development programs.

Our cash requirements may vary materially from those now planned, depending upon the results of research and development, competitive and technological advances, the terms of future collaborations, regulatory requirements and other factors. If our business does not become profitable before we exhaust existing resources, we will need to obtain additional financing, through public or private sources, including debt or equity financing, or through collaborative or other arrangements with corporate partners. Depending on the state of the capital markets, interest rates, our financial profile and other factors at that time, we may not be able to obtain adequate funds on acceptable terms when needed. If we raise capital through the sale of equity, or securities convertible into equity, existing stockholders’ proportionate ownership in us will be diluted. If we cannot obtain financing, we could be forced to delay, scale back or eliminate some of our research and development programs.

Transgenic technology is in a relatively early stage.

Developing products based on transgenic technology is subject to significant technological risks. Most of our transgenic protein products are in the early development stage. Each DNA construct is unique and it is possible that it might not be expressed in the transgenic animal’s milk at a level that is commercially viable. Purifying the recombinant protein out of the milk to use as a biotherapeutic may be too difficult to be commercially feasible. In addition, production of the recombinant protein may have negative effects on the health of either the mammary gland or more systematically on the animal as a whole. This would compromise the ability of the animal to produce the recombinant protein. Directing the mammary gland to produce additional proteins in the milk could negatively effect lactation, thereby shutting down milk production. The mammary gland may also modify a protein in such a manner that it is non-functional or harmful to human subjects. It is also possible that there may be disease agents present in goats or cows that would prevent the use of products derived from these animals. If an as yet unknown disease was identified in these animals and government agencies banned the use of animal products, recombinant proteins from milk could not be used.

To our knowledge, no other entity has completed human clinical trials necessary to receive marketing authorization for any protein produced in the milk of transgenic animals and until European regulatory authorities approve our application for marketing authorization of ATryn® in Europe, we will not have confirmation that our ATryn® trials are sufficient for approval in Europe. If we are unable to complete all clinical trials that may be required, or if a transgenically produced protein is not proved to be safe or effective, it would have a material adverse effect on our business and operations. In addition, it is possible that research and discoveries by others could render our transgenic technology obsolete or noncompetitive as a method of production for protein-based therapeutic products.

If clinical trials of any of our transgenic product candidates are unsuccessful or delayed, we would be unable to meet our anticipated development timeline, which could cause our stock price to decline.

We and our collaborators must demonstrate through preclinical and clinical trials that our transgenic product candidates are safe and effective for use in humans. Clinical trials are expensive and may take several years. Several factors could prevent or delay completion of these trials, including an inability to enroll the required number of patients or demonstrate adequately the safety or efficacy of the product for humans. If safety concerns develop, regulatory authorities could stop or delay our trials. Furthermore, the results from early clinical trials are often not predictive of results in later clinical trials.

We cannot market and sell our transgenic products in the United States or in other countries if we fail to obtain the necessary regulatory approvals.

Before we can sell any transgenically produced drug or biological products that we or our collaborators develop, we must receive regulatory approvals by federal, state and local governmental authorities, including the United States Food and Drug Administration, or FDA, and similar agencies in other countries, such as the EMEA in Europe. To date, none of our transgenically produced products have been approved for sale in the United States or any foreign country. Moreover, to our knowledge, no therapeutic protein produced in the milk of a transgenic animal has been submitted to the FDA or, except for GTC’s submission of ATryn® to the EMEA in January 2004, to any other regulatory agency for final regulatory approval. Obtaining required regulatory approvals for our transgenically produced products may take several years to complete and is expensive and uncertain. It is possible that the FDA or any other regulatory authority may not act quickly or favorably on our requests for approval or will require us to provide additional data that we do not currently anticipate. For example, the FDA may impose restrictions and demands on our clinical trials that require additional resources and result in longer delays than we anticipate. In addition, the FDA may require us to conduct further clinical trials and post-marketing testing and surveillance to monitor the effects of approved products. The FDA or other regulatory authorities may also place conditions on approval that could restrict the commercial applications of such products.

Failure to comply with extensive FDA or similar regulations may result in delay, suspension or cancellation of a trial or a regulatory authority’s refusal to accept test results. Regulatory authorities may have varying interpretations of our pre-clinical and clinical trial data, which could delay, limit or prevent regulatory approval or clearance. Because transgenic products represent novel therapeutic products, the process for regulatory approval is unproven. There may be additional delays in regulatory approval due to issues arising from the breeding of transgenic animals and the use of proteins derived from them. Any delays or difficulties in obtaining regulatory approval or clearance for transgenically produced products may:

•	adversely affect the marketing of any transgenic products we or our collaborators develop;

•	impose significant additional costs on us or our collaborators;

•	diminish any competitive advantages that we or our collaborators may attain; and

•	limit our ability to receive royalties and generate revenue and profits.

If we do not receive regulatory approvals for our transgenically produced products in a timely manner, we will not be able to commercialize our products, or their commercialization may be limited or delayed and, therefore, our business and stock price will suffer.

Even if we receive regulatory approval for our transgenically produced products, the FDA or similar agencies in other countries may impose limitations on the indicated uses for which our products may be marketed. These limitations could reduce the size of the potential market for a product. Failure to comply with applicable FDA and other regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew our marketing applications and criminal prosecution.

We have been in discussions with the FDA regarding our clinical and regulatory strategy for approval of ATryn® in the United States. In response to an investigational new drug application, or IND, filed with the FDA in 2003 for clinical development of ATryn® in the hereditary deficiency indication, the FDA provided us guidance that it wished to see a controlled study as a basis for approval. Such a controlled study has not been required under the advice we have received from the European regulatory authority for approval of ATryn® in the hereditary deficiency indication in Europe. In connection with our continuing dialogue with the FDA, in December 2004, we submitted an amendment to the IND to initiate a clinical study which may be used as a basis for the approval of ATryn® in the hereditary deficiency indication in the United States. We intend to move forward with this study when the FDA has completed its review of this submission, which is anticipated in early 2005. If our IND is approved successfully and we are able to conduct this study successfully and on schedule, we currently anticipate filing a Biologics License Application for ATryn® for the HD indication in the United States no earlier than 2006. If we do not reach agreement with the FDA on an appropriate IND for ATryn® in the hereditary deficiency or another indication, we will not be able to proceed with its clinical development in the United States. Delays in obtaining approval of the IND or in obtaining FDA approval of ATryn® could cause substantial delays in the commercialization of ATryn® in the United States and adversely affect our business and stock price.

Any transgenic products for which we obtain regulatory approval will be subject to continuing review and extensive regulatory requirements, which could affect their manufacture and marketing.

If and when the FDA or other foreign agencies approve any of our transgenic products under development, the manufacture and marketing of these products will be subject to continuing regulation and product approvals may be withdrawn if problems occur after initial approval. Post-approval regulation includes compliance with current Quality Systems Regulations and Good Manufacturing Practices, known as QSR/GMP, adverse event reporting requirements and prohibitions on promoting a product for unapproved uses. We will also be required to obtain additional approvals for any significant alterations in the product’s labeling or manufacturing process. Enforcement actions resulting from failure to comply with QSR/GMP requirements could result in fines, suspensions of approvals, recalls of products, operating restrictions and criminal prosecutions, and affect the manufacture and marketing of our transgenic products. The FDA or other regulatory agencies could withdraw a previously approved product from the market upon receipt of newly discovered information, including a failure to comply with regulatory requirements and the occurrence of unanticipated problems with products following approval. Any of these withdrawals could adversely affect our operating results.

We have limited manufacturing capability and may rely on third party contract manufacturers to purify and formulate our transgenic products.

We have the capability to purify pre-clinical and clinical trial quantities of our transgenic product candidates. Our current capacity allows us to purify products for clinical trials, up to and including phase II. We also rely upon third party manufacturers to purify and formulate significant pre-clinical, clinical and commercial quantities of our transgenic product candidates from the milk of our transgenic animals. We will depend on these third party manufacturers to perform their obligations in a timely manner and in accordance with applicable government regulations in order to conduct our clinical trials or commercialize any of our products. In addition, there are very few third party manufacturers that have sufficient production capacity to manufacture all of our product candidates either for our clinical trials or on a commercial scale. Our third party manufacturers may encounter difficulties, including problems involving:

•	inconsistent production yields;

•	poor quality control and assurance or inadequate process controls; and

•	lack of compliance with FDA and other regulations.

These contract manufacturers may not be able to manufacture our product candidates at a cost or in quantities necessary to make them commercially viable. If we are unable to enter into agreements with additional manufacturers on commercially reasonable terms, or if there is poor performance on the part of our third party manufacturers, we may not be able to complete development of, or market, our transgenic product candidates.

We have entered into contracts with Cambrex Bio Science MA, Inc. for large scale purification and with Medimmune (Holland) for fill/finish services of our lead product candidate, ATryn®. Both contracts have a five year, renewable term, which will expire in 2007 if not renewed. Although we have identified possible alternative suppliers with respect to these services for this product, interruptions in these services and the process of changing to an alternative manufacturer could have a material adverse effect on our timely ability to manufacture bulk delivery of ATryn® for delivery to our collaborators.

Transgenic products may never become commercially successful.

Even if our transgenically produced products are successfully developed and approved by the FDA and foreign regulatory agencies, they may not enjoy commercial acceptance or success, which would adversely affect our business and results of operations. Several factors could limit our success, including:

•	limited market acceptance among patients, physicians, medical centers and third party payors;

•	our inability to access a sales force capable of marketing the product;

•	our inability to supply a sufficient amount of product to meet market demand;

•	the number and relative efficacy of competitive products that may subsequently enter the market; and

•	for a transgenic product designed to replace or supplement currently marketed non-transgenic products, the relative risk-benefit profile and cost-effectiveness of the transgenically produced product.

In addition, it is possible that we or our collaborative partners will be unsuccessful in developing, marketing or implementing a commercialization strategy for any transgenic products.

Our business may fail due to intense competition in our industry.

The industries in which we operate are highly competitive and may become even more so. Some of our competitors have greater financial and human resources and more experience in research and development than we have. We will need to continue to devote substantial efforts and expense in research and development to maintain a competitive position for our transgenic production technology and potential product offerings. It is also possible that others will develop alternative technologies or products that will render our proposed products or technologies obsolete. We may encounter significant competition for our protein development and production contracts from other companies. In addition, our potential transgenic production capabilities may face significant competition from biological products manufactured in cell culture or by other traditional protein production methods. Our business will also compete against other companies whose business is dedicated to offering transgenic production and with prospective customers or collaborators who decide to pursue such transgenic production internally. Competitors that complete clinical trials, obtain regulatory approvals and begin commercial sales of their products before us will enjoy a significant competitive advantage. We anticipate that we will face increased competition in the future as new companies enter the market and alternative technologies become available.

Pharming Group N.V. is the one other company known to GTC that is extensively engaged in the application of transgenic technology in mammals for the production of proteins for therapeutic use in humans. Pharming, based in the Netherlands, is primarily engaged in the development of recombinant proteins in the milk of transgenic cows and rabbits. Pharming reports that it has one product in clinical development that is commencing phase III studies in the United States. There are also other companies seeking to develop transgenic technology in animals and in plants, which may be competitive with our technology with respect to our patents and proprietary rights as discussed further below.

For ATryn®, a number of companies internationally produce and market antithrombin from the fractionation of human plasma. CSL has approximately a 40% share of this market worldwide. Bayer is the only company that has commercially available fractionated antithrombin material that is approved for sale in the U.S., which sales represent only about 1% of the worldwide market.

There are a number of companies worldwide that produce and market human serum albumin from the fractionation of human plasma, including Bayer, CSL and Baxter. We are aware of two companies internationally that are developing recombinant forms of human serum albumin derived from yeast cultures. One company, ZLB Behring, is developing its recombinant albumin product for the excipient market.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, investors may lose confidence in our financial reporting.

The Sarbanes-Oxley Act of 2002 requires that we report annually on the effectiveness of our internal controls over financial reporting. Among other things, we must perform systems and processes evaluation and testing. We must also conduct an assessment of our internal controls to allow management to report on, and our independent registered public accounting firm to attest to, our assessment of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. These requirements will be effective for the first time for our fiscal year ended January 2, 2005, and neither we nor our independent registered public accounting firm have previously performed an evaluation of our internal controls over financial reporting under these new rules. In connection with our Section 404 compliance efforts, we have incurred or expended, and expect to continue to incur or expend, substantial accounting and other expenses and significant management time and resources. Our continued assessment, or the subsequent assessment by our independent registered public accounting firm, may reveal significant deficiencies or material weaknesses in our internal controls, which may need to be disclosed in our Annual Report on Form 10-K. Disclosures of this type could cause investors to lose confidence in our financial reporting and may negatively affect the price of our common stock. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our internal controls over financial reporting, it may negatively impact our business and operations.

We may face public concerns about genetic engineering in animals.

Our activities involve genetic engineering in animals. The commercial success of our potential products will depend in part on public acceptance of the use of genetic engineering. Public attitudes may be influenced by claims that these types of activities are unsafe and our products may not gain the acceptance of the public or the medical community. Negative public reaction to genetic engineering activities in general could result in greater restrictive legislation and regulations involving nuclear transfer and other methodologies which could impede our ability to conduct our business efficiently, delay preclinical studies or future clinical trials, or prevent us or our partners from obtaining regulatory approvals or commercializing transgenically produced products.

We depend on patents and proprietary rights that may fail to protect our business.

Our success will partly depend on our ability to obtain and maintain patent or other proprietary protection for our technologies, products and processes such as:

•	compositions of matter or processes;

•	processes developed by our employees; or

•	uses of compositions of matter discovered through our technology.

We may not be able to obtain the necessary protection. Our success will also depend on our ability to operate without infringing the proprietary rights of other parties. Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under these patents are still developing. There is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The patent position of a biotechnology company is highly uncertain and involves complex legal and factual questions.

We hold 18 issued or allowed U.S. patents and 111 corresponding foreign patents. Our patents generally expire between 2013 and 2019, with the most significant patent expiring in 2015. Of our patents expiring in 2015, two relate to transgenically produced antithrombin, our lead product. In accordance with ongoing research and development efforts, we have 40 pending U.S. patent applications and 174 corresponding foreign applications covering relevant and newly developed portions of its transgenic technology. Several of these pending applications are included in various cross-licensing or out-licensing arrangements with other companies that in turn provide access to their proprietary technologies. Specifically we have cross-licensed our proprietary technology for the production of proteins in milk to Pharming B.V. Recently issued U.S. patents provide claim coverage for protein purification from the milk of transgenic animals, the production of monoclonal and assembled antibodies at commercial levels in the milk of transgenic mammals, the production of recombinant antithrombin in the milk of transgenic goats and the production of Prolactin in the milk of transgenic animals. We cannot be certain that we will receive issued patents based on pending or future applications. Our issued patents may not contain claims sufficiently broad to protect us against competitors with similar technology. Additionally, our patents, our partners’ patents and patents for which we have license rights may be challenged, narrowed, invalidated or circumvented. Furthermore, rights granted under patents may not provide us with any competitive advantage.

We may have to initiate arbitration or litigation to enforce our patent and license rights. If our competitors file patent applications that claim technology also claimed by us, we may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject us to significant liabilities to third parties and require us to cease using the technology or to license the disputed rights from third parties. We may not be able to obtain any required licenses on commercially acceptable terms or at all.

The cost to us of any litigation or proceeding relating to patent rights, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of any pending patent or related litigation could have a material adverse effect on our ability to compete in the marketplace. Advanced Cell Technologies, Inc. (ACT) has announced that the Board of Patent Appeals and Interferences of the U.S. Patent Office has entered a judgment in an interference proceeding in favor of Geron Corporation against ACT on all counts as to the priority of ACT’s U.S. Patent No. 5,945,577, which we license from ACT. ACT has also announced that it intends to appeal that decision in a proceeding in U.S. District Court, during which proceeding we believe that we may continue to rely on the validity of the disputed patent. While we have also licensed nuclear transfer technology from Pharming, we do not know at this time what impact, if any, of this proceeding involving ACT may ultimately have on our ability to practice nuclear transfer for the production of animals expressing therapeutic proteins in their milk. Our principle product, ATryn®, does not utilize this technology.

We rely on certain proprietary trade secrets and know-how that are not patentable. We have taken measures to protect our unpatented trade secrets and know-how, including having our employees, consultants and some contractors execute confidentiality agreements. These agreements could be breached. If so, it is possible that our remedies for a given breach might be inadequate. It is also possible that competitors could independently develop or discover our trade secrets or that the trade secrets could otherwise become known.

Recovery from any catastrophic event may not be adequate.

While we have measures in place to minimize and recover from catastrophic events that may substantially destroy our animal herd(s), these measures may not be adequate to recover our production processes quickly enough to support critical timelines, collaborator needs or market demands. These catastrophic events may include diseases that breach our biosecurity measures or weather events such as tornadoes, earthquakes or fires. In addition, these catastrophic events may render some or all of the products at the affected facilities unusable.

Successful commercialization of our products will depend on obtaining coverage and reimbursement for use of the products from third-party payors.

Sales of pharmaceutical products depend largely on the reimbursement of patients’ medical expenses by government health care programs and private health insurers. It is possible that third party payors will not reimburse sales of our transgenic products. Reimbursement by third party payors depends on a number of factors, including the payor’s determination that use of the product is safe and effective, not experimental or investigational, medically necessary, appropriate for the specific patient and cost-effective. Reimbursement in the United States or foreign countries may not be available or maintained for any of our product candidates. If we do not obtain approvals for adequate third party reimbursements, we may not be able to establish or maintain price levels sufficient to realize an appropriate return on our or our partners’ investment in product development. Any limits on reimbursement available from third party payors may reduce the demand for, or negatively affect the price of, our or our partners’ products. Without the financial support of the government or third party insurers, the market for transgenic products will be limited.

The U.S. federal government and private insurers are continually working on ways to contain health care costs, particularly by limiting both coverage and the level of reimbursement for new therapeutic products. The government or private insurers may institute future price controls and other cost-containment measures on Medicare, Medicaid and other health care insurance spending. These controls and limits could affect the payments we collect from sales of our products. Internationally, medical reimbursement systems vary significantly, with some medical centers having fixed budgets, regardless of levels of patient treatment, and other countries requiring application for, and approval of, government or third party reimbursement. Even if we or our partners succeed in bringing transgenic products to market, uncertainties regarding future health care policy, legislation and regulation, as well as private market practices, could affect our ability to sell our products in commercially acceptable quantities at profitable prices.

The manufacture and sale of our products may expose us to product liability claims for which we could have substantial liability.

We face an inherent risk of product liability exposure related to testing of our transgenic product candidates in human clinical trials and will face even greater risks when we commercialize our products derived from these product candidates. An individual may bring a product liability claim against us if one of our products or product candidates causes, or is claimed to have caused, an injury or is found to be unsuitable for consumer use. Although we have obtained product liability insurance under an insurance policy arrangement with Genzyme Corporation and Genzyme’s affiliates, it is possible that our insurance coverage will not be sufficient to cover any claim. Any product liability claim brought against us, with or without merit, could result in:

•	liabilities that substantially exceed our product liability insurance, which we would then be required to pay from other sources, if available;

•	an increase of our product liability insurance rates or the inability to maintain insurance coverage in the future on acceptable terms or at all;

•	damage to our reputation and the reputation of our products, resulting in lower sales;

•	regulatory investigations that could require costly recalls or product modifications; and

•	the diversion of management’s attention from managing our business.

Qualified managerial and scientific personnel are scarce in our industry.

We are highly dependent on the principal members of our scientific and management staff. Our success will depend in part on our ability to identify, attract and retain qualified managerial and scientific personnel. There is intense competition for qualified personnel in our industry. We may not be able to continue to attract and retain personnel with the advanced technical qualifications or managerial expertise necessary for the development of our business. If we fail to attract and retain key personnel, it could have a material adverse effect on our business, financial condition and results of operations. We have employment agreements with our executive officers, but these agreements do not guarantee that they will remain employed with us in the future. If we lose an executive officer, or a significant number of any of our staff, or are unable to hire and retain qualified personnel, then our ability to develop and commercialize our products and processes may be delayed or impaired. We do not carry key man insurance.

Risks Related to Our Common Stock

Genzyme’s significant ownership interest in us could give it significant influence over matters requiring stockholder approval.

Genzyme is our largest single stockholder, beneficially owning 5,443,243 shares or 13.8% of our outstanding common stock at January 19, 2005, assuming the exercise of its 518,324 currently exercisable common stock purchase warrants with exercise prices ranging from $6.30 to $2.84. As a 13.8% shareholder, Genzyme’s ownership interest could give it significant influence if it were to oppose matters requiring our stockholders’ approval, including electing directors, adopting or amending provisions of our charter or by-laws and approving or preventing some mergers or similar transactions, such as a sale of substantially all of our assets, or transactions that could give our stockholders the opportunity to realize a premium over the market price of their shares.

We have obligations to issue shares of common stock in the future that will dilute your ownership interest and may adversely affect our stock price.

Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect our common stock’s market price. As of January 19, 2005, there were 38,836,581 shares of our common stock outstanding. As of January 19, 2005, options to purchase an aggregate of 4,022,348 shares of common stock at varying exercise prices were outstanding; of this total, options to purchase 2,570,730 shares were immediately exercisable and these shares could be immediately resold into the public market. As of January 19, 2005, Genzyme held 5,443,243 shares of our common stock which could be sold into the public markets under Rule 144 of the Securities Act. Genzyme is also entitled to registration rights with respect to some of these shares. An additional 518,324 shares of our common stock, issuable to Genzyme upon exercise of outstanding warrants, are also entitled to registration rights, which could expedite the resale of such shares into the public market.

In August 2003, we completed a private placement transaction in which we sold 3,626,465 shares of our common stock and warrants to purchase an aggregate 961,009 shares of our common stock at an exercise price of $3.30 per share. We have registered for resale the shares of common stock and the shares issuable under the warrants that were issued in the private placement transaction.

In March 2004, we sold 6,395,298 shares of common stock at $2.35 per share in a registered direct offering to institutional investors. These shares were issued under the Company’s shelf registration previously filed with the SEC. SG Cowen Securities Corporation, lead agent, and Rodman & Renshaw, LLC acted as placement agents for the offering. Our proceeds, net offering costs of approximately $1.2 million, were approximately $13.9 million.

Our capital raising efforts may dilute stockholder interests.

If we raise additional capital by issuing equity securities, the issuance will result in ownership dilution to our existing shareholders. The extent of such dilution will vary based upon the amount of capital raised.

Our common stock may have a volatile public trading price and low trading volume.

Historically, the market price of our common stock has been highly volatile and the market for our common stock has experienced significant price and volume fluctuations, some of which are unrelated to our company’s operating performance. Since January 1, 2001, the trading price of our stock has fluctuated from a high of $15.50 to a low of $0.61. It is likely that the market price of our common stock will continue to fluctuate in the future. Factors which may have a significant adverse effect on our common stock’s market price, include:

•	announcements by us or our competitors of technological innovations or new commercial products;

•	developments concerning our proprietary rights, including patent and litigation matters;

•	publicity regarding actual or potential results relating to our or our partners’ products or compounds under development;

•	an unexpected termination of one of our partnerships;

•	regulatory developments in the United States and other countries;

•	general market conditions; and

•	quarterly fluctuations in our revenues and other financial results.

The average daily trading volume of our common stock for the three-month period ending January 19, 2005 was 193,855 shares.

Anti-takeover provisions in our charter and by-laws and Massachusetts law may result in management entrenchment and adversely affect our stock price.

Anti-takeover provisions in our charter, our by-laws and Massachusetts statutes could delay or make more difficult a merger, tender offer or proxy contest involving us. These provisions may delay or prevent a change of control without action by the stockholders, and may resist important changes stockholders seek to make if they are dissatisfied with the conduct of our management. Therefore, these provisions could result in the entrenchment of our management and adversely affect the price of our common stock.

Our charter grants authority to the board of directors to issue series of preferred stock with certain rights and privileges, including voting rights, as it deems appropriate. This authority may enable our board of directors to deter or delay a change in control despite a shift in stock ownership, as a result of an increase in the number of shares needed to gain voting control. This may have the effect of discouraging tender offers and proxy contests, and give management the power to reject certain transactions which might be desired by stockholders. This provision could also be deemed to benefit incumbent management to the extent it deters offers by persons who would wish to make changes in management or exercise control over management.

In addition, our by-laws may have the effect of preventing changes in our management because stockholders are required to give us written notice of any proposal or director nomination within a specified period of time before the annual meeting of stockholders, certain qualifications for a person to be elected to the board of directors must be established, and stockholders are prohibited from calling a special meeting of stockholders, unless the stockholder owns 90% of our outstanding voting stock.

Our stockholder rights plan is another anti-takeover device. It involves a distribution to our stockholders of certain rights to acquire shares of our capital stock in the event of an acquisition of a predetermined number of shares by an investor. The stockholder rights plan is designed to deter coercive takeover tactics and to encourage a party interested in acquiring the corporation to negotiate with the board of directors.

Certain Massachusetts corporate statutes provide anti-takeover protections. Our charter gives effect to a provision of Massachusetts law that places directors of publicly-held Massachusetts corporations into three classes of nearly equal sizes with staggered terms, thereby permitting only one-third of the board of directors to be elected at once. In addition, with certain exceptions, Massachusetts law prohibits a publicly-held Massachusetts corporation from engaging in a business combination transaction with an “interested stockholder” for a period of three years. An “interested stockholder” is a person who owns 5% or more of the outstanding voting stock of the corporation. Finally, our by-laws include a provision excluding us from the applicability of a Massachusetts statute that denies voting rights to any person acquiring 20% or more of the outstanding voting stock of a corporation, unless such voting rights are approved by a majority of the corporation’s disinterested shareholders. Our by-laws may be amended at any time to subject us to this statute prospectively.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying base prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying base prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to the “safe harbor” created by those securities. Such forward-looking statements provide information regarding our current expectations, plans, objectives and forecasts of future events. Forward-looking statements include, without limitation:

•	statements about our product development and commercialization goals and expectations;

•	potential market opportunities;

•	our plans for and anticipated results of our clinical development activities;

•	the potential advantage of our product candidates;

•	statements about our future capital requirements, the sufficiency of our capital resources to meet those requirements and the expected composition of our capital resources; and

•	other statements that are not historical facts.

Words such as “may,” “will,” “believe,” “estimate,” “anticipate,” “plan,” “expect” and “intend,” or statements concerning “potential” or “opportunity” and similar expressions or the negative thereof, may identify forward-looking statements, but the absence of these words does not mean that the statement is not forward-looking. Forward-looking statements are based on the judgment of management at the time the statements are made. Inaccurate assumptions and known and unknown risks and uncertainties can affect the accuracy of forward-looking statements. Our actual results could differ materially from those stated in or implied by forward-looking statements for a number of reasons, including the risks described in the sections of this prospectus supplement and the accompanying base prospectus entitled “Risk Factors.” Other factors besides those described in this prospectus supplement and the accompanying base prospectus could also affect actual results.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus supplement and the accompanying base prospectus. We undertake no obligation to publicly revise any forward-looking statement to reflect new information, events or circumstances or to conform the statement to actual results or changes in our expectations. You should, however, review the factors, risks and other information we provide in the reports we file from time to time with the SEC.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $9.7 million, after deducting fees due to the placement agent and our estimated offering expenses, as described in “Plan of Distribution.” We intend to use any net proceeds from this offering of common stock for general corporate purposes, including support of GTC’s product development and clinical programs. In addition, from time to time we evaluate potential acquisitions of complementary businesses or technologies. However, we currently have no present understandings, commitments or agreements with respect to any such transactions. Pending any of these uses, we intend to invest the net proceeds of this offering in short-term marketable securities. Within the parameters set by our investment policy, we will retain broad discretion in allocating the net proceeds of this offering.

DILUTION

If you invest in our common stock, your interest will be diluted by an amount equal to the difference between the public offering price and the net tangible book value per share of common stock after this offering. We calculate net tangible book value per share by dividing our net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding shares of common stock.

Our net tangible book value at October 3, 2004 was $30.8 million, or $0.79 per share of common stock. After giving effect to the sale of 7,740,739 shares of common stock in this offering at the fixed price of $1.35 per share, and our receipt of the net proceeds from the sale of those shares, our adjusted net tangible book value at October 3, 2004 would be $40.5 million, or $0.87 per share. This represents an immediate increase in pro forma net tangible book value of $0.08 per share to existing shareholders and an immediate and substantial dilution of $0.48 per share to new investors. The following table illustrates this per share dilution:

Public offering price per share		$1.35
Net tangible book value per share at October 3, 2004	$0.79
Increase in net tangible book value per share attributable to offering	$0.08
Pro forma net tangible book value per share as of October 3, 2004, after giving effect to the offering		$0.87
Dilution per share to new investors in the offering		$0.48

These calculations exclude:

•	4,022,348 shares of common stock issuable upon exercise of options outstanding as of January 19, 2005, of which approximately 2,570,730 shares are exercisable, under our 1993 Equity Incentive Plan and 2002 Equity Incentive Plan at a weighted average exercise price of $6.4601 per share;

•	2,340,700 shares of common stock available for future grant under our stock option plans;

•	512,138 shares of common stock available for sale under our 2003 Employee Stock Purchase Plan; and

•	1,499,333 warrants to purchase shares of common stock that are outstanding on January 19, 2005, all of which are exercisable.

PLAN OF DISTRIBUTION

We are offering the shares of our common stock through a placement agent. Subject to the terms and conditions contained in the placement agent agreement dated January 21, 2005, SG Cowen & Co., LLC has agreed to act as the placement agent for the sale of up to 7,740,739 shares of our common stock. The placement agent is not purchasing or selling any shares by this prospectus supplement or accompanying base prospectus, nor is it required to arrange the purchase or sale of any specific number or dollar amount of shares, but has agreed to use best efforts to arrange for the sale of all 7,740,739 shares.

The placement agent agreement provides that the obligations of the placement agent and the investors are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain opinions, letters and certificates from our counsel, our independent auditors and us.

Confirmations and definitive prospectuses will be distributed to all investors who agree to purchase shares of the common stock, informing investors of the closing date as to such shares. We currently anticipate that closing of the sale of 7,740,739 shares of common stock will take place on or about January 27, 2005. Investors will also be informed of the date and manner in which they must transmit the purchase price for their shares.

On the scheduled closing date, the following will occur:

•	we will receive funds in the amount of the aggregate purchase price; and

•	SG Cowen & Co., LLC will receive the placement agent’s fee in accordance with the terms of the placement agent agreement.

We will pay the placement agent an aggregate commission equal to 6.0% of the gross proceeds of the sale of shares of common stock in the offering. In no event will the total amount of compensation paid to the placement agent and other securities brokers and dealers upon completion of this offering exceed 8.0% of the maximum gross proceeds of the offering. The estimated offering expenses payable by us, in addition to the placement agent’s fee of $627,000, are approximately $90,000, which includes legal, accounting and printing costs and various other fees associated with registering and listing the shares of common stock. After deducting certain fees due to the placement agent and our estimated offering expenses, we expect the net proceeds from this offering to be up to approximately $9.7 million.

We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of representations and warranties contained in the placement agent agreement. We have also agreed to contribute to payments the placement agent may be required to make in respect of such liabilities.

We, along with our executive officers and directors, have agreed to certain lock-up provisions with regard to future sales of our common stock for a period of 90 days after the offering as set forth in the placement agent agreement.

The placement agent agreement with SG Cowen & Co., LLC is included as an exhibit to our Current Report on Form 8-K that will be filed with the Securities and Exchange Commission in connection with the consummation of this offering.

The transfer agent for our common stock is American Stock Transfer & Trust Company.

Our common stock is traded on the Nasdaq National Market under the symbol “GTCB.”

SG Cowen Securities Corporation received warrants to acquire 54,396 shares of our common stock in connection with acting as placement agent with respect to our private placement of our common stock and common stock purchase warrants on August 1, 2003.

LEGAL MATTERS

Palmer & Dodge LLP, Boston, Massachusetts, will provide us with an opinion on the validity of the shares offered by this prospectus supplement. Nathaniel S. Gardiner, a partner of Palmer & Dodge LLP, is our corporate clerk. Brown Raysman Millstein Felder & Steiner LLP, New York, New York, is acting as counsel for the placement agent in connection with various legal matters relating to the shares of common stock offered hereby and as escrow agent.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our website is http://www.gtc-bio.com and through the Investor Information portion of our website you may access, free of charge, our filings, as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. You may also read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. Our common stock is listed on the Nasdaq National Market. Reports and other information concerning us can be inspected at the offices of the Nasdaq National Market.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act, provided, however, that we are not incorporating any information furnished under Item 7.01 (formerly Item 9) or Item 2.02 (formerly Item 12) of any Current Report on Form 8-K.

(a)	Our Annual Report on Form 10-K for the fiscal year ended December 28, 2003, filed with the SEC on March 8, 2004;

(b)	Our Quarterly Report on Form 10-Q for the quarter ended April 4, 2004, filed with the SEC on May 10, 2004;

(c)	Our Quarterly Report on Form 10-Q for the quarter ended July 4, 2004, filed with the SEC on August 9, 2004;

(d)	Our Quarterly Report on Form 10-Q for the quarter ended October 3, 2004, filed with the SEC on November 10, 2004;

(e)	Our Current Reports on Form 8-K filed with the SEC on each of March 3, 2004, March 16, 2004, May 27, 2004 and December 15, 2004;

(f)	The description of our common stock in our registration statement on Form 8-A, filed on May 19, 1993, including any amendment or reports filed for the purpose of updating this description; and

(g)	The description of our Series C junior participating cumulative preferred stock purchase rights in our registration statement on Form 8-A, filed on June 1, 2001.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

John B. Green

Senior Vice President, Chief Financial Officer and Treasurer

GTC Biotherapeutics, Inc.

175 Crossing Boulevard

Framingham, Massachusetts 01702

(508) 620-9700

Prospectus

$40,000,000

GTC Biotherapeutics, Inc.

Common Stock

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under the shelf registration process, we may from time to time issue and sell to the public shares of our common stock in one or more offerings. We may sell common stock directly to investors or through agents, underwriters or dealers. Each time we sell common stock we will provide specific terms of the offering in a supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our common stock. This prospectus may not be used to consummate a sale of common stock unless accompanied by the applicable prospectus supplement.

The aggregate offering price of all common stock sold under this prospectus will not exceed $40,000,000.

Our common stock is quoted on The NASDAQ National Market under the symbol “GTCB.” On December 22, 2003, the last reported sale price for the common stock was $2.98 per share.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” on page 3 for a discussion of some important risks you should consider before buying any shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities passed upon the accuracy or adequacy of this prospectus. Any representations to the contrary is a criminal offense.

The date of this prospectus is January 9, 2004

THE COMPANY

We are a leader in the development, production and commercialization of therapeutic proteins in the milk of animals. Using a process known as transgenics, we insert protein-specific DNA into the animal enabling it to produce that specific protein in its milk. Our efforts are focused on the development of such proteins for therapeutic use because we believe that transgenic production offers significant economic and technological advantages over traditional protein production systems. Our technology is well suited to developing both large-volume protein therapeutics as well as products that are difficult to produce in significant quantities from conventional production systems. We have more than a dozen programs in development, including internal proprietary products. We have completed enrollment in a clinical efficacy study in Europe with our lead program, recombinant human antithrombin III, a human blood plasma protein being developed under the name ATryn®. We expect to file for marketing authorization of ATryn® in Europe by February 2004. In our other internal programs, we are developing a recombinant human serum albumin and a malaria vaccine. Our external program collaborations are developing transgenic versions of products such as monoclonal antibodies and immunoglobulin fusion proteins for conditions such as rheumatoid arthritis, HIV/AIDS, cancer and other autoimmune conditions. We generally pursue negotiations of commercial partnership agreements for supply of these products. These agreements are typically established following the development of initial data, such as characterization of the product in preclinical testing or clinical studies.

Our principal executive offices are located at 175 Crossing Boulevard, Framingham, Massachusetts 01702, and our telephone number is (508) 620-9700.

RISK FACTORS

You should carefully consider the risks described below in evaluating us, our business and any investment in our common stock. Additional risks not presently known to us may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer and the trading price of our common stock could decline which means you may lose all or part of your investment.

We expect to incur future operating losses and may never become profitable.

We have had operating losses since our inception, and we expect losses to continue for the next several years. From our inception in 1993 to September 28, 2003, we have incurred cumulative losses of approximately $142 million. Our net losses for fiscal years ended 2000, 2001 and 2002, and for the interim period ended September 28, 2003, have been $14.2 million, $16.6 million, $24.3 million, and $21 million, respectively. These losses have resulted principally from the costs of our research and development activities and losses from our discontinued operations. We expect to continue incurring significant operating losses for at least the next several years as we incur increased costs and expenses associated with clinical trials and submissions for regulatory approvals. We may never receive material revenues from product sales or become profitable.

We depend on collaboration agreements for our current revenue.

Our revenues and business strategy depend largely on our entering into additional transgenic development agreements with third parties, even in the case of development programs for our own therapeutic compounds. We may not be able to establish these agreements on commercially acceptable terms, if at all, depending on the market position of our technology. The willingness of potential collaborators depends on factors such as the perceived technological or economic advantages of transgenic production and our ability to structure a mutually acceptable collaboration arrangement. In the case of our own programs for development of proteins proprietary to us, known as internal programs, the attractiveness of the program’s commercial potential or other advantages the program offers the partner will also affect our ability to obtain collaborators. Even if we enter into transgenic development agreements, the collaborations may ultimately be unsuccessful, our partners could terminate the agreements or the agreements could expire before meaningful developmental milestones are reached. The failure of any significant number of these collaborations could have a material adverse effect on our business.

The majority of our collaborations are, and will likely continue to be, external programs that involve proteins proprietary to our partners. Much of the revenue that we may receive under these collaborations will depend upon our partners’ willingness and ability to successfully develop and commercially introduce, market and sell the version of the collaborator’s product derived from our transgenic production systems in goats and other mammals. Our partners may develop competitive production technologies or competitive products outside of their collaborations with us, which could have a material adverse effect on our business.

To date, the scope of our collaboration agreements have generally been limited to transgenically producing quantities of targeted proteins. These initial development projects may not successfully produce the desired protein quantities or lead to collaboration agreements to commercially produce any proteins. The success of any collaboration ultimately will be dependent upon our collaborator deciding to seek regulatory approval and to market our transgenically produced version of their product or to invest in a transgenic product that we have developed. Depending upon the terms of any future collaborations, our role in the collaboration will often be limited to the production aspects of the proteins. As a result, we may also be dependent on collaborators for other aspects of the development of any transgenic product, including preclinical and clinical testing and regulatory approval, and marketing and distribution of any transgenic product.

We face uncertainty in raising additional funds for our operations.

In order to develop and bring our transgenic products to market, we and our collaboration partners must commit substantial resources to costly and time consuming research, preclinical testing and clinical trials. As of November 2, 2003, we had $5.5 million in cash and cash equivalents and $25.6 million in marketable securities, which were offset in part by our $8.4 million in current liabilities. We expect our current cash resources and partnering revenue opportunities will be sufficient to fund operations into 2005. Our projected revenue and cash use depends upon attracting additional partnering revenues from existing and additional collaborations. If we do not substantially achieve our revenue projections, we could be forced to delay, scale back or eliminate one or more of our research and development programs.

Our cash requirements may vary materially from those now planned, depending upon the results of research and development, competitive and technological advances, the terms of future collaborations, regulatory requirements and other factors. If our business does not become profitable before we exhaust existing resources, we will need to obtain additional financing, through public or private sources, including debt or equity financing, or through collaborative or other arrangements with corporate partners. Depending on the state of the capital markets, interest rates, our financial profile and other factors at that time, we may not be able to obtain adequate funds on acceptable terms when needed. If we raise capital through the sale of equity, or securities convertible into equity, existing stockholders’ proportionate ownership in us will be diluted. If we cannot obtain financing, we could be forced to delay, scale back or eliminate some of our research and development programs.

Transgenic technology is in a relatively early stage.

Developing products based on transgenic technology is subject to significant technological risks. Most of our transgenic protein products are in the early development stage. Each DNA construct is unique and it is possible that it might not be expressed in the transgenic animal’s milk at a level that is commercially viable. Purifying the recombinant protein out of the milk to use as a biotherapeutic may be too difficult to be commercially feasible. In addition, production of the recombinant protein may have negative effects on the health of either the mammary gland or more systematically on the animal as a whole. This would compromise the ability of the animal to produce the recombinant protein. Directing the mammary gland to produce additional proteins in the milk could negatively effect lactation, thereby shutting down milk production. The mammary gland may also modify a protein in such a manner that it is non-functional or harmful to human subjects. It is also possible that there may be disease agents present in goats or cows that would prevent the use of products derived from these animals. If an as yet unknown disease was identified in these animals and government agencies banned the use of animal products, recombinant proteins from milk could not be used.

To our knowledge, no other entity has completed human clinical trials necessary to receive marketing authorization for any protein produced in the milk of transgenic animals and until European regulatory authorities approve our planned application for marketing authorization of ATryn® in Europe, we will not have confirmation that our ATryn® trials are sufficient for approval in Europe. If we are unable to complete all clinical trials that may be required, or if a transgenically produced protein is not proved to be safe or effective, it would have a material adverse effect on our business and operations. In addition, it is possible that research and discoveries by others could render our transgenic technology obsolete or noncompetitive as a method of production for protein-based therapeutic products.

If clinical trials of any of our transgenic product candidates are unsuccessful or delayed, we would be unable to meet our anticipated development timeline, which could cause our stock price to decline.

We and our collaborators must demonstrate through preclinical and clinical trials that our transgenic product candidates are safe and effective for use in humans. Clinical trials are expensive and may take several years. Several factors could prevent or delay completion of these trials, including an inability to enroll the required number of patients or demonstrate adequately the safety or efficacy of the product for humans. If safety concerns develop, regulatory authorities could stop our trials. Furthermore, the results from early clinical trials are often not predictive of results in later clinical trials.

We cannot market and sell our transgenic products in the United States or in other countries if we fail to obtain the necessary regulatory approvals.

Before we can sell any transgenically produced drug or biological products that we or our collaborators develop, we must receive regulatory approvals by federal, state and local governmental authorities, including the United States Food and Drug Administration, or FDA, and similar agencies in other countries. To date, none of our transgenically produced products have been approved for sale in the United States or any foreign country. Moreover, to our knowledge, no protein produced in the milk of a transgenic animal has reached the stage in the regulatory process that would allow it to be submitted to the FDA, or any other regulatory agency, for final regulatory approval. Obtaining required regulatory approvals for our transgenically produced products may take several years to complete and is expensive and uncertain. It is possible that the FDA or any other regulatory authority may not act quickly or favorably on our requests for approval or will require us to provide additional data that we do not currently anticipate. For example, the FDA may impose restrictions and demands on our clinical trials that require additional resources and result in longer delays than we anticipate. In addition, the FDA may require us to conduct further clinical trials and post-marketing testing and surveillance to monitor the effects of approved products. The FDA or other regulatory authorities may also place conditions on approval that could restrict the commercial applications of such products.

Failure to comply with extensive FDA or similar regulations may result in delay, suspension or cancellation of a trial or a regulatory authority’s refusal to accept test results. Regulatory authorities may have varying interpretations of our pre-clinical and clinical trial data, which could delay, limit or prevent regulatory approval or clearance. Because transgenic products represent novel therapeutic products, the process for regulatory approval is unproven. There may be additional delays in regulatory approval due to issues arising from the breeding of transgenic animals and the use of proteins derived from them. Any delays or difficulties in obtaining regulatory approval or clearance for transgenically produced products may:

•	adversely affect the marketing of any transgenic products we or our collaborators develop;

•	impose significant additional costs on us or our collaborators;

•	diminish any competitive advantages that we or our collaborators may attain; and

•	limit our ability to receive royalties and generate revenue and profits.

If we do not receive regulatory approvals for our transgenically produced products in a timely manner, we will not be able to commercialize our products, or their commercialization may be limited or delayed and, therefore, our business and stock price will suffer.

Even if we receive regulatory approval for our transgenically produced products, the FDA or similar agencies in other countries may impose limitations on the indicated uses for which our products may be marketed. These limitations could reduce the size of the potential market for a product. Failure to comply with applicable FDA and other regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew our marketing applications and criminal prosecution.

We are in discussions with the FDA regarding our clinical and regulatory strategy for approval of ATryn® in the United States. In response to an investigational new drug application, or IND, filed with the FDA in 2003 for clinical development of ATryn® in the hereditary deficiency indication, the FDA has provided us guidance that it wishes to see a controlled study as a basis for approval, which may not be feasible for this indication. Such a study has not been required under the advice we have received from the European regulatory authority for approval of ATryn® in the hereditary deficiency indication in Europe. We are in a continuing dialogue with the FDA to define an appropriate clinical and regulatory strategy for ATryn® approval in hereditary deficiency or another indication that meets the agency’s requirements. We intend to move forward with our clinical development program for ATryn® in the United States in 2004 under an appropriate IND once agreement has been reached with the FDA. Until we know the nature of any clinical program that may be agreed with the FDA, we are unable to estimate a timetable for filing a Biologics License Application on ATryn® in the United States. If we do not reach agreement with the FDA on an appropriate IND for ATryn®, we will not be able to proceed with its clinical development in the United States.

Any transgenic products for which we obtain regulatory approval will be subject to continuing review and extensive regulatory requirements, which could affect their manufacture and marketing.

If and when the FDA or other foreign agencies approve any of our transgenic products under development, the manufacture and marketing of these products will be subject to continuing regulation and product approvals may be withdrawn if problems occur after initial approval. Post-approval regulation includes compliance with current Quality Systems Regulations and Good Manufacturing Practices, known as QSR/GMP, adverse event reporting requirements and prohibitions on promoting a product for unapproved uses. We will also be required to obtain additional approvals for any significant alterations in the product’s labeling or manufacturing process. Enforcement actions resulting from failure to comply with QSR/GMP requirements could result in fines, suspensions of approvals, recalls of products, operating restrictions and criminal prosecutions, and affect the manufacture and marketing of our transgenic products. The FDA or other regulatory agencies could withdraw a previously approved product from the market upon receipt of newly discovered information, including a failure to comply with regulatory requirements and the occurrence of unanticipated problems with products following approval. Any of these withdrawals could adversely affect our operating results.

We have limited manufacturing capability and may rely on third party contract manufacturers to purify and formulate our transgenic products.

We have the capability to purify pre-clinical and clinical trial quantities of our transgenic product candidates. Our current capacity allows us to purify products for clinical trials, up to and including phase II. We also rely upon third party manufacturers to purify and formulate significant pre-clinical and clinical quantities of our transgenic product candidates from the milk of our transgenic animals. We will depend on these third party manufacturers to perform their obligations in a timely manner and in accordance with applicable government regulations in order to conduct our clinical trials or commercialize any of our products. In addition, there are very few third party manufacturers that have sufficient production capacity to manufacture all of our product candidates either for our clinical trials or on a commercial scale. Our third party manufacturers may encounter difficulties, including problems involving:

•	inconsistent production yields;

•	poor quality control and assurance or inadequate process controls; and

•	lack of compliance with FDA and other regulations.

These contract manufacturers may not be able to manufacture our product candidates at a cost or in quantities necessary to make them commercially viable. If we are unable to enter into agreements with additional manufacturers on commercially reasonable terms, or if there is poor performance on the part of our third party manufacturers, we may not be able to complete development of, or market, our transgenic product candidates.

We have entered into a contract with Cambrex Bio Science MA, Inc. for the large scale purification of our lead product candidate, ATryn®. We have a five year, renewable supply agreement with Cambrex, which will expire in 2007 if not renewed. Although we have identified possible alternative suppliers with respect to the purification of this product, interruptions in these services and the process of changing to an alternative manufacturer could have a material adverse effect on our timely ability to manufacture bulk delivery of ATryn® for delivery to our collaborators.

Transgenic products may never become commercially successful.

Even if our transgenically produced products are successfully developed and approved by the FDA and foreign regulatory agencies, they may not enjoy commercial acceptance or success, which would adversely affect our business and results of operations. Several factors could limit our success, including:

•	limited market acceptance among patients, physicians, medical centers and third party payors;

•	our inability to access a sales force capable of marketing the product;

•	our inability to supply a sufficient amount of product to meet market demand;

•	the number and relative efficacy of competitive products that may subsequently enter the market; and

•	for a transgenic product designed to replace or supplement currently marketed non-transgenic products, the relative risk-benefit profile and cost-effectiveness of the transgenically produced product.

In addition, it is possible that we or our collaborative partners will be unsuccessful in developing, marketing or implementing a commercialization strategy for any transgenic products.

Our business may fail due to intense competition in our industry.

The industries in which we operate are highly competitive and may become even more so. Some of our competitors have greater financial and human resources and more experience in research and development than we have. We will need to continue to devote substantial efforts and expense in research and development to maintain a competitive position for our transgenic production technology and potential product offerings. It is also possible that others will develop alternative technologies or products that will render our proposed products or technologies obsolete. We may encounter significant competition for our protein development and production contracts from other companies. In addition, our potential transgenic production capabilities may face significant competition from biological products manufactured in cell culture or by other traditional protein production methods. Our business will also compete against other companies whose business is dedicated to offering transgenic production and with prospective customers or collaborators who decide to pursue such transgenic production internally. Competitors that complete clinical trials, obtain regulatory approvals and begin commercial sales of their products before us will enjoy a significant competitive advantage. We anticipate that we will face increased competition in the future as new companies enter the market and alternative technologies become available.

Two other companies known to GTC are extensively engaged in the application of transgenic technology in mammals for the production of proteins for therapeutic use in humans: Pharming Group N.Y. and PPL Therapeutics plc. Pharming, based in the Netherlands, is primarily engaged in the development of recombinant proteins in the milk of transgenic cows and rabbits. Pharming has two products in clinical development that are in phase II studies. PPL, based in Scotland, utilizes primarily sheep for transgenic protein production. PPL has developed recombinant alpha-1 antitrypsin into phase II stage of clinical testing. There are also other companies seeking to develop transgenic technology in animals and in plants, which may be competitive with our technology with respect to our patents and proprietary rights as discussed further below.

For ATryn®, a number of companies internationally produce and market antithrombin from the fractionation of human plasma. Aventis has approximately a 40% share of this market worldwide. Bayer is the only company that has commercially available fractionated antithrombin material that is approved for sale in the U.S., which sales represent only about 1% of the worldwide market.

There are a number of companies worldwide that produce and market human serum albumin from the fractionation of human plasma. We estimate that Bayer and Aventis sales represent approximately a 30% and 10% share, respectively, of the worldwide market for human serum albumin. We are aware of two companies internationally that are developing recombinant forms of human serum albumin derived from yeast cultures. One company, Aventis, is developing its recombinant albumin product for the excipient market.

We may face public concerns about genetic engineering in animals.

Our activities involve genetic engineering in animals. The commercial success of our potential products will depend in part on public acceptance of the use of genetic engineering. Public attitudes may be influenced by claims that these types of activities are unsafe and our products may not gain the acceptance of the public or the medical community. Negative public reaction to genetic engineering activities in general could result in greater restrictive legislation and regulations involving nuclear transfer and other methodologies which could impede our ability to conduct efficiently our business, delay preclinical studies or future clinical trials, or prevent us or our partners from obtaining regulatory approvals or commercializing transgenically produced products.

We depend on patents and proprietary rights that may fail to protect our business.

Our success will partly depend on our ability to obtain and maintain patent or other proprietary protection for our technologies, products and processes such as:

•	compositions of matter or processes;

•	processes developed by our employees; or

•	uses of compositions of matter discovered through our technology.

We may not be able to obtain the necessary protection. Our success will also depend on our ability to operate without infringing the proprietary rights of other parties. Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under these patents are still developing. There is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The patent position of a biotechnology company is highly uncertain and involves complex legal and factual questions.

Currently, we hold 16 issued U.S. patents and 92 corresponding foreign patents. In accordance with ongoing research and development efforts, we have 39 pending U.S. patent applications and 192 corresponding foreign applications covering relevant and newly developed portions of its transgenic technology. Several of these pending applications are included in cross-licensing arrangements with other companies that in turn provide access to their proprietary technologies. Our more recently issued U.S. patents provide claim coverage for protein purification from the milk of transgenic animals, the production of monoclonal and assembled antibodies at commercial levels in the milk of transgenic mammals, the production of ATryn® in the milk of transgenic goats and one covering the production of Prolactin in the milk of transgenic animals. We cannot be certain that we will receive issued patents based on pending or future applications. Our issued patents may not contain claims sufficiently broad to protect us against competitors with similar technology. Additionally, our patents, our partners’ patents and patents for which we have license rights may be challenged, narrowed, invalidated or circumvented. Furthermore, rights granted under patents may not provide us with any competitive advantage.

We may have to initiate arbitration or litigation to enforce our patent and license rights. If our competitors file patent applications that claim technology also claimed by us, we may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject us to significant liabilities to third parties and require us to cease using the technology or to license the disputed rights from third parties. We may not be able to obtain any required licenses on commercially acceptable terms or at all.

The cost to us of any litigation or proceeding relating to patent rights, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of any pending patent or related litigation could have a material adverse effect on our ability to compete in the marketplace. The U.S. Patent and Trademark Office has declared an interference proceeding between Advanced Cell Technologies, Inc. (ACT) and Geron Corporation for one of the patents we license from ACT While we have also licensed nuclear transfer technology from Pharming, we do not know at this time what impact, if any, this interference proceeding may have on our ability to practice nuclear transfer for the production of animals expressing therapeutic proteins in their milk.

We rely on certain proprietary trade secrets and know-how that are not patentable. We have taken measures to protect our unpatented trade secrets and know-how, including having our employees, consultants and some contractors execute confidentiality agreements. These agreements could be breached. If so, it is possible that our remedies for a given breach might be inadequate. It is also possible that competitors could independently develop or discover our trade secrets or that the trade secrets could otherwise become known.

Recovery from any catastrophic event may not be adequate.

While we have measures in place to minimize and recover from catastrophic events that may substantially destroy our animal herd(s), these measures may not be adequate to recover our production processes quickly enough to support critical timelines, collaborator needs or market demands. These catastrophic events may include diseases that breach our biosecurity measures or weather events such as tornadoes, earthquakes or fires. In addition, these catastrophic events may render some or all of the products at the affected facilities unusable.

Successful commercialization of our products will depend on obtaining coverage and reimbursement for use of the products from third-party payors.

Sales of pharmaceutical products depend largely on the reimbursement of patients’ medical expenses by government health care programs and private health insurers. It is possible that third party payors will not reimburse sales of our transgenic products. Reimbursement by third party payors depends on a number of factors, including the payor’s determination that use of the product is safe and effective, not experimental or investigational, medically necessary, appropriate for the specific patient and cost-effective. Reimbursement in the United States or foreign countries may not be available or maintained for any of our product candidates. If we do not obtain approvals for adequate third party reimbursements, we may not be able to establish or maintain price levels sufficient to realize an appropriate return on our or our partners’ investment in product development. Any limits on reimbursement available from third party payors may reduce the demand for, or negatively affect the price of, our or our partners’ products. Without the financial support of the government or third party insurers, the market for transgenic products will be limited.

The U.S. federal government and private insurers are continually working on ways to contain health care costs, particularly by limiting both coverage and the level of reimbursement for new therapeutic products. The government or private insurers may institute future price controls and other cost-containment measures on Medicare, Medicaid and other health care insurance spending. These controls and limits could affect the payments we collect from sales of our products. Internationally, medical reimbursement systems vary significantly, with some medical centers having fixed budgets, regardless of levels of patient treatment, and other countries requiring application for, and approval of, government or third party reimbursement. Even if we or our partners succeed in bringing transgenic products to market, uncertainties regarding future health care policy, legislation and regulation, as well as private market practices, could affect our ability to sell our products in commercially acceptable quantities at profitable prices.

The manufacture and sale of our products may expose us to product liability claims for which we could have substantial liability.

We face an inherent risk of product liability exposure related to testing of our transgenic product candidates in human clinical trials and will face even greater risks when we commercialize our products derived from these product candidates. An individual may bring a product liability claim against us if one of our products or product candidates causes, or is claimed to have caused, an injury or is found to be unsuitable for consumer use. Although we have obtained product liability insurance under an insurance policy arrangement with Genzyme Corporation and Genzyme’s affiliates, it is possible that our insurance coverage will not be sufficient to cover any claim. Any product liability claim brought against us, with or without merit, could result in:

•	liabilities that substantially exceed our product liability insurance, which we would then be required to pay from other sources, if available;

•	an increase of our product liability insurance rates or the inability to maintain insurance coverage in the future on acceptable terms or at all;

•	damage to our reputation and the reputation of our products, resulting in lower sales;

•	regulatory investigations that could require costly recalls or product modifications; and

•	the diversion of management’s attention from managing our business.

Qualified managerial and scientific personnel are scarce in our industry.

We are highly dependent on the principal members of our scientific and management staff. Our success will depend in part on our ability to identify, attract and retain qualified managerial and scientific personnel. There is intense competition for qualified personnel in our industry. We may not be able to continue to attract and retain personnel with the advanced technical qualifications or managerial expertise necessary for the development of our business. If we fail to attract and retain key personnel, it could have a material adverse effect on our business, financial condition and results of operations. We have employment agreements with our executive officers, but these agreements do not guarantee that they will remain employed with us in the future. If we lose an executive officer, or a significant number of any of our staff, or are unable to hire and retain qualified personnel, then our ability to develop and commercialize our products and processes may be delayed or impaired. We do not carry key man insurance.

Genzyme’s significant ownership interest in us could give it significant influence over matters requiring stockholder approval.

Genzyme is our largest single stockholder, beneficially owning 5,443,243 shares or 16.8% of our outstanding common stock at December 12, 2003, assuming the exercise of its 518,324 currently exercisable common stock purchase warrants with exercise prices ranging from $6.30 to $2.84. As a 16.8% shareholder, Genzyme’s ownership interest could give it significant influence if it were to oppose matters requiring our stockholders’ approval, including electing directors, adopting or amending provisions of our charter or by-laws and approving or preventing some mergers or similar transactions, such as a sale of substantially all of our assets, or transactions that could give our stockholders the opportunity to realize a premium over the market price of their shares.

We have obligations to issue shares of common stock in the future that will dilute your ownership interest and may adversely affect our stock price.

Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect our common stock’s market price. As of December 12, 2003, there were 31,927,798 shares of our common stock outstanding. As of December 12, 2003, options to purchase an aggregate of 3,303,969 shares of common stock at varying exercise prices were outstanding; of this total, options to purchase 1,748,226 shares were immediately exercisable and these shares could be immediately resold into the public market. As of December 12, 2003, Genzyme held 4,924,919 shares of our common stock which could be sold into the public markets under Rule 144 of the Securities Act, but which are currently subject to a lock-up provision until April 2004. The lock-up provision will be released at an earlier date if the average of the prices of our daily high and low stock prices, as reported on The NASDAQ National Market, exceeds $12.00 per share for 20 consecutive trading days. Genzyme is also entitled to registration rights with respect to some of these shares. An additional 518,324 shares of our common stock, issuable to Genzyme upon exercise of outstanding warrants, are also entitled to registration rights, which could expedite the resale of such shares into the public market.

In August 2003, we completed a private placement transaction in which we sold the Selling Stockholders 3,626,465 shares of our common stock and warrants to purchase an aggregate 961,009 shares of our common stock at an exercise price of $3.30 per share. We agreed to register for resale the shares of common stock and the shares issuable under the warrants that were issued in the private placement transaction.

Our capital raising efforts may dilute stockholder interests.

If we raise additional capital by issuing equity securities, the issuance will result in ownership dilution to our existing shareholders. The extent of such dilution will vary based upon the amount of capital raised.

Our common stock may have a volatile public trading price and low trading volume.

Historically, the market price of our common stock has been highly volatile and the market for our common stock has experienced significant price and volume fluctuations, some of which are unrelated to our company’s operating performance. Since January 1, 2001, the trading price of our stock has fluctuated from a high of $15.50 to a low of $0.61. It is likely that the market price of our common stock will continue to fluctuate in the future. Factors which may have a significant adverse effect on our common stock’s market price, include:

•	announcements by us or our competitors of technological innovations or new commercial products;

•	developments concerning our proprietary rights, including patent and litigation matters;

•	publicity regarding actual or potential results relating to our or our partners’ products or compounds under development;

•	an unexpected termination of one of our partnerships;

•	regulatory developments in the United States and other countries;

•	general market conditions; and

•	quarterly fluctuations in our revenues and other financial results.

The average daily trading volume of our common stock for the three-month period ending December 19, 2003 was 130,136 shares.

Anti-takeover provisions in our charter and by-laws and Massachusetts law may result in management entrenchment and adversely affect our stock price.

Anti-takeover provisions in our charter, our by-laws and Massachusetts statutes could delay or make more difficult a merger, tender offer or proxy contest involving us. These provisions may delay or prevent a change of control without action by the stockholders, and may resist important changes stockholders seek to make if they are dissatisfied with the conduct of our management. Therefore, these provisions could result in the entrenchment of our management and adversely affect the price of our common stock.

Our charter grants authority to the board of directors to issue series of preferred stock with certain rights and privileges, including voting rights, as it deems appropriate. This authority may enable our board of directors to deter or delay a change in control despite a shift in stock ownership, as a result of an increase in the number of shares needed to gain voting control. This may have the effect of discouraging tender offers and proxy contests, and give management the power to reject certain transactions which might be desired by stockholders. This provision could also be deemed to benefit incumbent management to the extent it deters offers by persons who would wish to make changes in management or exercise control over management.

In addition, our by-laws may have the effect of preventing changes in our management because stockholders are required to give us written notice of any proposal or director nomination within a specified period of time before the annual meeting of stockholders, certain qualifications for a person to be elected to the board of directors must be established, and stockholders are prohibited from calling a special meeting of stockholders, unless the stockholder owns 90% of our outstanding voting stock.

Our stockholder rights plan is another anti-takeover device. It involves a distribution to our stockholders of certain rights to acquire shares of our capital stock in the event of an acquisition of a predetermined number of shares by an investor. The stockholder rights plan is designed to deter coercive takeover tactics and to encourage a party interested in acquiring the corporation to negotiate with the board of directors.

Certain Massachusetts corporate statutes provide anti-takeover protections. Our charter gives effect to a provision of Massachusetts law that places directors of publicly-held Massachusetts corporations into three classes of nearly equal sizes with staggered terms, thereby permitting only one-third of the board of directors to be elected at once. In addition, with certain exceptions, Massachusetts law prohibits a publicly-held Massachusetts corporation from engaging in a business combination transaction with an “interested stockholder” for a period of three years. An “interested stockholder” is a person who owns 5% or more of the outstanding voting stock of the corporation. Finally, our by-laws include a provision excluding us from the applicability of a Massachusetts statute that denies voting rights to any person acquiring 20% or more of the outstanding voting stock of a corporation, unless such voting rights are approved by a majority of the corporation’s disinterested shareholders. Our by-laws may be amended at any time to subject us to this statute prospectively.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed for the reasons described in this prospectus. You should not place undue reliance on these forward-looking statements.

You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

•	failure to obtain government regulatory approvals;

•	failure to achieve positive results in clinical trials;

•	our ability to enter into future collaborative arrangements;

•	competitive factors;

•	our ability to raise additional capital;

•	uncertainty regarding our patents and patent rights; and

•	relationships with our consultants, academic collaborators and other third-party service providers.

You should also consider carefully the statements under “Risk Factors” and other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements and could materially and adversely affect our business, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements.

The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

Unless we indicate otherwise in the applicable prospectus supplement, we expect to use the net proceeds of this offering as follows:

•	to fund research and product development activities;

•	to fund preclinical studies and clinical trials of our product candidates;

•	to fund investment in capital equipment;

•	expand our facilities, as needed, and hire additional personnel;

•	to provide working capital; and

•	for general corporate purposes which may include acquisitions of other businesses and complementary technologies or products.

We have not determined the amount of net proceeds to be used for each of the specific purposes listed. Accordingly, we will have broad discretion to use the proceeds as we see fit.

The amounts and timing of our actual expenditures will depend upon a number of factors, including:

•	the scope and results of preclinical studies and clinical trials,

•	the progress of research and development activities,

•	the cost, timing and outcomes of regulatory review,

•	the rate of technological advances,

•	determinations as to the commercial potential of our products under development,

•	administrative and legal expenses,

•	the status of competitive products,

•	the establishment of manufacturing capacity or third-party manufacturing arrangements,

•	the establishment of collaborative arrangements with other companies, and

•	the availability of other financing.

We will require substantial additional funds to conduct our operations in the future. We intend to invest the net proceeds in interest-bearing, investment-grade interest-bearing instruments.

PLAN OF DISTRIBUTION

We may sell the securities being offered by us in this prospectus:

•	directly to purchasers;

•	through agents;

•	through dealers;

•	through underwriters; or

•	through a combination of any of these methods of sale.

We and our agents and underwriters may sell the securities being offered by us in this prospectus from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

We may solicit directly offers to purchase securities. We may also designate agents from time to time to solicit offers to purchase securities. Any agent, who may be deemed to be an “underwriter” as that term is defined in the Securities Act, may then resell the securities to the public at varying prices to be determined by that agent at the time of resale.

If we use underwriters to sell securities, we will enter into an underwriting agreement with them at the time of the sale to them. The names of the underwriters will be set forth in the prospectus supplement that will be used by them together with this prospectus to make resales of the securities to the public. In connection with the sale of the securities offered, these underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions. Underwriters may also receive commissions from purchasers of the securities.

Underwriters may also use dealers to sell securities. If this happens, these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

Any underwriting compensation paid by us to underwriters in connection with the offering of the securities offered in this prospectus, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement.

Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that they may be required to make in respect of these liabilities. Underwriters and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers, or other persons to solicit offers by certain institutions to purchase the securities offered by us under this prospectus pursuant to contracts providing for payment and delivery on a future date or dates. The obligations of any purchaser under any these contracts will be subject only to those conditions described in the applicable prospectus supplement, and the prospectus supplement will set forth the price to be paid for securities pursuant to these contracts and the commissions payable for solicitation of these contracts.

Any underwriter may engage in over-allotment, stabilizing and syndicate short covering transactions and penalty bids in accordance with Regulation M of the Securities Exchange Act of 1934, as amended. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by the dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the securities sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

Any shares of securities sold pursuant to a prospectus supplement will be listed on The NASDAQ National Market, subject to official notice of issuance.

The anticipated date of delivery of the securities offered hereby will be set forth in the applicable prospectus supplement relating to each offering.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon by Palmer & Dodge LLP, Boston, Massachusetts, our counsel. Nathaniel S. Gardiner, a partner of Palmer & Dodge LLP, is our Clerk.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 29, 2002 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our website is www.gtc-bio.com and through the Investor Information portion of our website, you may access, free of charge, our filings, as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. You may also read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. Our common stock is listed on The NASDAQ National Market. Reports and other information concerning us can be inspected at the offices of The NASDAQ National Market.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act, provided, however, that we are not incorporating any information furnished under Item 9 or Item 12 of any Current Report on Form 8-K.

(a)	Our Annual Report on Form 10-K for the fiscal year ended December 29, 2002, filed with the Commission on March 28, 2003;

(b)	Our Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2003, filed with the Commission on May 6, 2003;

(c)	Our Proxy Statement on Schedule 14A filed with the Commission on April 23, 2003;

(d)	Our Current Report on Form 8-K filed with the Commission on August 4, 2003;

(e)	Our Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2003, filed with the Commission on August 5, 2003;

(f)	Our Quarterly Report on Form 10-Q/A for the quarterly period ended June 29, 2003, filed with the Commission on November 26, 2003.

(g)	Our Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2003, filed with the Commission on November 12, 2003;

(h)	The description of our common stock in our registration statement on Form 8-A, filed on May 19, 1993, including any amendment or reports filed for the purpose of updating this description; and

(i)	The description of our Series C junior participating cumulative preferred stock purchase rights in our registration statement on Form 8-A, filed on June 1, 2001.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

John B. Green

Senior Vice President, Chief Financial Officer and Treasurer

GTC Biotherapeutics, Inc.

175 Crossing Boulevard

Framingham, Massachusetts 01702

(508) 620-9700

7,740,739 Shares

Common Stock

PROSPECTUS SUPPLEMENT

SG Cowen & Co.

January 21, 2005